                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        AMENDMENT No. 4 to SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                            INDUSTRIAL FUNDING CORP.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                       Class A Common Stock, No Par Value
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   456156108
- -------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               FIR TREE PARTNERS
                          1211 Avenue of the Americas
                                   29th Floor
                            New York, New York 10031
                            Tel. No.: (212) 827-6757
- -------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               - with copies to -

                          Michael G. Tannenbaum, Esq.
                Newman Tannenbaum Helpern Syracuse & Hirschtritt
                         900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 826-0800

                                 April 3, 1995
- -------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box / /

Check the following box if a fee is being paid with the statement / /

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                            Page ___ of ___ Pages

       CUSIP No.   456156108       13D            Page     of      Pages
                  -----------                         -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Fir Tree Partners

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) | |
                                                                 (b) | |
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   SOURCE OF FUNDS*

            WC, AF
       -------------------------------------------------------------------
       5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                           | |

       -------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
       -------------------------------------------------------------------
                           7.   SOLE VOTING POWER
                                1,386,887 shares of Class A Common Stock
                                5,625,000 shares of Class B Common Stock
                                (convertible into Class A)
                           -----------------------------------------------
        NUMBER OF          8.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             0
         OWNED BY          -----------------------------------------------
          EACH             9.   SOLE DISPOSITIVE POWER
        REPORTING               1,386,887 shares of Class A Common Stock
         PERSON                 5,625,000 shares of Class B Common Stock
          WITH                  (convertible into Class A)

                           -----------------------------------------------
                           10.  SHARED DISPOSITIVE POWER

                                0
       -------------------------------------------------------------------
       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,011,887 (includes 5,625,000 shares of Class B Common Stock)
       -------------------------------------------------------------------
       12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                          | |

       -------------------------------------------------------------------
       13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           93.5%
       -------------------------------------------------------------------
       14. TYPE OF REPORTING PERSON*

           CO
       -------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

       CUSIP No.   456156108       13D            Page     of      Pages
                  -----------                         -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George Soros (doing business as Soros Fund Management)

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) | |
                                                                 (b) | |
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   SOURCE OF FUNDS*

            AF
       -------------------------------------------------------------------
       5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                           | |

       -------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
       -------------------------------------------------------------------
                           7.   SOLE VOTING POWER

                                0

                           -----------------------------------------------
        NUMBER OF          8.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             0
         OWNED BY          -----------------------------------------------
          EACH             9.   SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                 0
          WITH
                           -----------------------------------------------
                           10.  SHARED DISPOSITIVE POWER

                                0
       -------------------------------------------------------------------
       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,426,105 (includes 1,292,500 shares of Class B Common Stock)
       -------------------------------------------------------------------
       12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                          | |

       -------------------------------------------------------------------
       13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           45%
       -------------------------------------------------------------------
       14. TYPE OF REPORTING PERSON*

           IN, IA
       -------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                  AMENDMENT NO.4 TO SCHEDULE 13D


          This Amendment No. 4 ("Amendment No. 4") to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners") as a further amendment to the initial statement on Schedule 13D, relating to the Class A Common Stock of Industrial Funding Corp. (the "Issuer"), filed with the Securities and Exchange Commission on January 19, 1994, as heretofore amended (the "Initial Statement"). This Amendment No. 4 relates to additional shares of Class A Common Stock of the Issuer acquired by Fir Tree Partners for the account of the Fir Tree Value Fund, L.P. ("Fir Tree Value Fund"), of which Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum") is the general partner.

          Amendment No. 4 also relates to shares of Class B Common Stock, which is convertible into Class A Common Stock, of the Issuer acquired by Fir Tree Partners for the account of the Fir Tree Value Fund, Fir Tree Industrial, L.P. ("Fir Tree Industrial"), of which Fir Tree Industrial, L.L.C. is the general partner, and by Mr. Tannenbaum for the account of Quota Fund N.V. ("Quota"), a foreign investment company for which Soros Fund Management acts as the principal asset manager. Amendment No. 4 also includes the purchase of Class B Common Stock for a private account for which Fir Tree Partners serves as trading advisor.

Item 1.   Security and Issuer

          Security: Class A Common Stock, no par value

          Issuer: Industrial Funding Corp.
                  2121 S.W. Broadway
                  Suite 200
                  Portland, Oregon  97201
                  Tel. No. (503) 228-2111


Item 2.   Identity and Background

          Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners, provides investment management services to private individuals and institutions, and is located at 1211 Avenue of the Americas, 29th Floor, New York, NY 10036. Fir Tree Partners has not been convicted in a criminal proceeding during the last five years. Fir Tree Partners is not, and during the past five years was not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Tannenbaum is the sole shareholder and principal of Fir Tree Partners. Mr. Tannenbaum's principal occupation is investment management and he is a United States citizen. His business address is 1211 Avenue of the Americas, 29th Floor, New York, NY 10036.

                               Page___of___Pages

          During the past five years, Mr. Tannenbaum has not been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          This statement is also being filed on behalf of Mr. George Soros ("Mr. Soros") in his capacity as sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM") (Mr. Tannenbaum and Mr. Soros may be referred to herein as the "Reporting Persons"). In addition to Fir Tree Partners, the statement also relates to shares of Class A Common Stock and Class B Common Stock acquired by Mr. Tannenbaum for the account of Quota pursuant to an investment advisory contract which vests discretionary authority in SFM, which authority has been further delegated with respect to a portion of Quota's portfolio pursuant to an investment management contract between Quota and Mr. Tannenbaum. Information contained herein with respect to each Reporting Person has been provided by such Reporting Person and no other Reporting Person is responsible for the accuracy and completeness of such information.

          SFM is a sole proprietorship of which Mr. Soros is the sole proprietor. It has its principal office at 888 Seventh Avenue, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager or asset manager to several foreign investment companies, including Quota. SFM's contracts with its clients generally provide that SFM is responsible for designing and implementing the client's overall investment strategy; for conducting direct portfolio management strategies to the extent SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisers who manage separate portfolios on behalf of the client; and for allocating and re-allocating the client's assets among them and itself.

         Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a "beneficial owner" of securities, including the shares of Class A Common Stock and Class B Common Stock to the extent described in Item 5(b) below, held for the account of Quota as a result of the contractual authority of SFM to exercise investment discretion with respect to such securities. The principal occupation of Mr. Soros, a U.S. citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto.

          During the past five years, Mr. Soros has not been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                               Page___of___Pages

Item 3.   Source and Amount of Funds

          Fir Tree Partners, through the Fir Tree Value Fund, invested an additional $48,420 in Class A Common Stock of the Issuer as described in Item 5 below, for a total investment of $2,178,652 for the Fir Tree Value Fund. The source of these additional funds was the working capital of the Fir Tree Value Fund.

          Fir Tree Partners, through Fir Tree Industrial, invested $6,270,000 in Class B Common Stock of the Issuer as described in Item 5 below. Fir Tree Partners, though Fir Tree Value Fund, invested $2,250,000 in Class B Common Stock of the Issuer as described in Item 5 below. The funds used for the acquisition of Class B Common Stock purchased on behalf of Quota came from the working capital of Quota. The aggregate amount of the investment in Class B Common Stock for the account of Quota was $2,585,000. The funds used for the acquisition of Class B Common Stock purchased on behalf of the private account came from the working capital of such private account. The amount of the investment in Class B Common Stock for such private account was $145,000.


Item 4.   Purpose of the Transaction

          Fir Tree Partners acquired all of the shares of Class A Common Stock and Class B Common Stock reported in Item 5(c) hereof as having been acquired since the last reported acquisition (1/31/95), as reported in Amendment No. 3, for portfolio investment purposes, and does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Fir Tree Partners reserves the right to acquire, or dispose of, additional securities of the Issuer or any of its securities in the ordinary course of business, to the extent deemed advisable in light of Fir Tree's general investment and trading policies, market conditions or other factors. The Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. Other than as described above, Fir Tree Partners does not have plans or proposals which would result in any of the following:

              1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, although the Issuer has reported in its 1994 Form 10-K the consideration of a plan of liquidation;

              2) any sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

              3) any change in the present board of directors or managers of the issuer;

              4) any material change in the present capitalization or dividend policy of the Issuer;

              5) any other material change in the Issuer's business or corporate structure;

                               Page___of___Pages

              6) any change in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

              7) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

              8) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

              9)  any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer

          (a) Fir Tree Partners is the beneficial owner of 7,011,887 shares of Class A Common Stock, or 93.5% shares of the shares outstanding. This amount includes 1,386,887 shares of Class A Common Stock and 5,625,000 shares of the Issuer's Class B Common Stock, which may be converted at any time into shares of Class A Common Stock at a ratio of one share of Class A Common Stock for one share of Class B Common Stock. The Class B Common Stock is entitled to ten votes per share.

          Of the 1,386,887 shares of Class A Common Stock described above,
(i) 133,605 are beneficially owned by Fir Tree Partners in its capacity as trading advisor for the institutional account of Quota and (ii) 1,253,282 shares are beneficially owned by Fir Tree Partners for the account of the Fir Tree Value Fund.

          As stated above, Fir Tree Partners is the beneficial owner of 5,625,000 (100.0%) shares of Class B Common Stock of the Issuer. Of the 5,625,000 shares described above: (i) 3,135,000 are beneficially owned by Fir Tree Partners for the account of Fir Tree Industrial; (ii) 1,125,000 are beneficially owned by Fir Tree Partners for the account of the Fir Tree Value Fund; (iii) 1,292,500 are beneficially owned by Fir Tree Partners, through Mr. Tannenbaum's capacity as trading advisor for Quota; and (iv) 72,500 shares are beneficially owned by Fir Tree Partners in its capacity as trading advisor for the private account.

          The number of shares beneficially owned by the Fir Tree Partners, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership of Fir Tree Partners on April 3, 1995 is based on 1,875,000 outstanding shares of Class A Common Stock and 5,625,000 outstanding shares of Class B Common Stock as reported in the Issuer's Annual Report on Form 10-K for the year ended November 30, 1994 (the Form 10-K was amended to correct an error in the number of shares of Class B Common Stock).

          (b) Fir Tree Partners has the sole power to vote and dispose of the shares of Class A and Class B Common Stock held for the institutional account. SFM may be deemed to have the authority on behalf of Quota to acquire the voting and dispositive power held by Fir Tree Partners with respect to the 133,605 shares of Class A Common Stock and 1,292,500 shares of Class B Common Stock by means of termination of the investment management agreement with Mr. Tannenbaum relating to Quota.

                               Page___of___Pages

          (c) The transactions in the Issuer's securities by Fir Tree Partners since the last reported acquisition (1/31/95), as reported in Amendment No. 3 to the Initial Statement, are listed as Annex B attached hereto and made apart hereof. The Class B Common Stock was purchased from IFC Holdings, Inc. and 20,250 shares of the Class A Common Stock were purchased from a former director of the Issuer. The remaining shares were purchased in the NASDAQ over-the-counter market.

          (d) The shareholders of Quota have the right to participate in the receipt of dividends from, or proceeds from the sale of securities held on behalf of Quota (including the shares of Class A Common Stock and Class B Common Stock) in accordance with their respective share ownership interests in Quota. The principal office of Quota, a Netherlands Antilles corporation, is located at Kaya Flamboyan 9, Curacao, Netherlands Antilles. During the past five years, Quota has not been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws. Current information concerning the identity and background of the directors and officers of Quota is set forth in Annex C hereto, which is incorporated herein by reference.

          (e) Not Applicable.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

          Not Applicable.


Item 7.   Material to be Filed as Exhibits

          Exhibit A.  Agreement of Joint Filing (filed as Exhibit A to the
                      Initial Statement and incorporated herein by reference to the Initial Statement).



                            Page ___ of ___ Pages

                             ANNEX A


     The following is a list of the persons who serve as Managing Directors of Soros Fund Management ("SFM")

                         Scott K. H. Bessent
                         Walter Burlock
                         Stanley Druckenmiller
                         Arminio Fraga
                         Gary Gladstein
                         Robert K. Jermain
                         Donald Krueger
                         Elizabeth Larson
                         Gabriel S. Nechamkin
                         Steven Okin
                         Dale Precoda
                         Lief D. Rosenblatt
                         Mark D. Sonnino
                         Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been
(i) convicted in criminal proceeding, or (ii) a party to any civil proceeding as a result of which any person has been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.



                            Page ___ of ___ Pages

                                    ANNEX B
                                (Class A Shares)

===================================================================================
          Bought/                               #       Avg. Price/Share
Date      Sold            Name                Shares      w/Commission         $
===================================================================================
2/10/95   Bought   Total                       3,000         1.7500       $5,250.00
- -----------------------------------------------------------------------------------
                     Institutional Account         0                          $0.00
- -----------------------------------------------------------------------------------
                     Fir Tree Value Fund       3,000                      $5,250.00
===================================================================================
2/13/95   Bought   Total                       1,500         1.7800       $2,670.00
- -----------------------------------------------------------------------------------
                     Institutional Account         0                          $0.00
- -----------------------------------------------------------------------------------
                     Fir Tree Value Fund       1,500                      $2,670.00
===================================================================================
 4/5/95   Bought   Total                      20,250         2.0000      $40,500.00
- -----------------------------------------------------------------------------------
                     Institutional Account         0                          $0.00
- -----------------------------------------------------------------------------------
                     Fir Tree Value Fund      20,250                     $40,500.00
===================================================================================

===================================================================================
TOTAL              Total                      24,750                     $48,420.00
- -----------------------------------------------------------------------------------
                     Institutional Account         0                          $0.00
      -----------------------------------------------------------------------------
                     Fir Tree Value Fund      24,750                     $48,420.00
===================================================================================

                               Page___of___Pages

                                    ANNEX B
                                (Class B Shares)

==============================================================================================
          Bought/                                 #          Avg. Price/Share
Date      Sold            Name                  Shares         w/Commission            $
==============================================================================================
 4/3/95   Bought   Total                       5,625,000         2.0000         $11,250,000.00
- ----------------------------------------------------------------------------------------------
                     Fir Tree Industrial       3,135,000                         $6,270,000.00
- ----------------------------------------------------------------------------------------------
                     Fir Tree Value Fund       1,125,000                         $2,250,000.00
- ----------------------------------------------------------------------------------------------
                     Quota NV                  1,292,500                         $2,585,000.00
- ----------------------------------------------------------------------------------------------
                     Private Account              72,500                           $145,000.00
==============================================================================================

                               Page___of___Pages

                                    ANNEX C

            Directors and Officers of Quota Fund N.V.


Name/Title/Citizenship          Principal Occupation           Business Address
- ----------------------          --------------------           ----------------
Curacao Corporation             Managing Director of           Kaya Flamboyan 9
 Company N.V.                   Netherlands Antilles           Curacao,
 Managing Director              Corporation                    Netherlands Antilles
 (Netherlands Antilles)

Richard Katz                    Investment Banker              Villa La Sirena
 Supervisory Director                                          Vico dell'Olivetta 12
 (United Kingdom)                                              18039 Mortola Inferiore
                                                               Ventimiglia
                                                               Italy

Christoph M. La Roche          Principal of Notz, Stucki       98, rue de Saint-Jean
 Supervisory Director          & Cie                           1211 Geneva
 (Switzerland)                                                 Switzerland

Antonio Foglia                 Vice President of Banca del     Via Pretorio 13
 Supervisory Director          Ceresio                         6901 Lugano
 (Switzerland)                                                 Switzerland

During the past five years, none of the persons named above has been: (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which any of such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                            Page ___ of ___ Pages

Signatures

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:                   April 11, 1995


                                   FIR TREE PARTNERS


                              By:  /s/ Jeffrey Tannenbaum
                                   -----------------------
                                   JEFFREY TANNENBAUM



                                 GEORGE SOROS



                              By:  /s/ Sean C. Warren
                                  ----------------------
                                  Sean C. Warren
                                  Attorney-in-Fact



                            Page ___ of ___ Pages

                          EXHIBIT INDEX



Exhibit A.                    Agreement of Joint Filing (filed as Exhibit A
                              to the Initial Statement and incorporated herein by reference to the Initial Statement).



                            Page ___ of ___ Pages